NT 10-Q 1 dnt10q.htm NOTIFICATION OF LATE FILING

(Check One): __ Form 10-K __ Form 20-F __ Form 11-K X Form 10-Q __ Form N-SAR __ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

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SEC FILE NUMBER

000-05486

CUSIP NUMBER

740884-10-1

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   For Period Ended: March 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

      PART I – REGISTRANT INFORMATION

   Presidential Life Corporation

(Full Name of Registrant)

N/A

        (Former Name if Applicable )

69 Lydecker Street

                             Address of Principal Executive Office (Street and Number)

Nyack, New York 10960

(City, State and Zip Code)

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

__(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if      applicable. (See Exhibit 1)

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to file its Form 10-Q for the quarterly period ended March 31, 2005 on May 10, 2005 without reasonable effort or expense because additional time was required to reflect certain changes in the Edgarized version of Form 10-Q as a result of comments provided by its independent registered public accounting firm, Deloitte & Touche LLP, on May 10, 2005.  The Company expects to file its Form 10-Q immediately subsequent to the filing of this Form 12b-25.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Charles Snyder

 845

358-2300

(Name)

(Area Code)

Telephone Number

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    X  Yes     __No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    X  Yes    __ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant had first quarter 2005 net income of $46.6 million or $1.58 per share, compared with $14.5 million or $.49 per share for the 2004 period.

The 2005 period benefited from a portfolio-rebalancing program, under which approximately $780 million of longer duration assets were sold and reinvested in shorter duration assets.  These trades generated an after-tax net investment gain in excess of $40 million.  This gain triggered increased amortization of the deferred acquisition cost of approximately $6.5 million, which reduced operating income for the period from $13.1 million to $6.6 million, or from $.44 per share to $.22 per share.

2.

Presidential Life Corporation

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

 Date: May 11, 2005

By : /s/ Charles Snyder

Charles Snyder

Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

3.